DECHERT LLP
1900 K Street, N.W.
Washington, D.C.  20006
(202) 261-3300

December 4, 2018

VIA EDGAR CORRESPONDENCE

Ms. Megan F. Miller
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure and Review Office
3 World Financial Center
New York, New York 10281

Re:	Brown Advisory Funds
File Nos. 333-181202 and 811-22708

Dear Ms. Miller:

On behalf of Brown Advisory Funds (the “Trust”) and each of its separate investment series (the “Funds”), I wish to respond to the comments that I received from you via telephone with respect to your review, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, of the content of the Trust’s financial statement filings made on behalf of the Funds in its Form N-CSR.  The proposed responses on behalf of the Trust to each of your comments are set forth below.

1.  Form N-CSR – Sector Concentration

Comment:  Certain of the Funds in the Trust (e.g., Brown Advisory Growth Equity Fund, Brown Advisory Flexible Equity Fund, Brown Advisory Sustainable Growth Fund, Brown Advisory Small-Cap Growth Fund, Brown Advisory Small-Cap Fundamental Value Fund, Brown Advisory Global Leaders Fund, Brown Advisory-WMC Japan Alpha Opportunities Fund and Brown Advisory-Somerset Emerging Markets Fund) appear to have invested more than 25% of their assets in a specific sector.  Please explain how a 25% or more allocation to a single sector is consistent with each respective Fund’s fundamental investment policy to not invest more than 25% of its assets in securities of issuers conducting their principal business activities in the same industry.  In addition, please indicate whether the Trust has considered adding disclosure to the Prospectus for each of these Funds disclosing their investment in a single investment sector as a principal investment strategy of the Fund as well as the risks of investing a significant portion of its assets in a single investment sector.

Response:  We note first that while Section 8(b)(1) of the Investment Company Act of 1940 (the “1940 Act”) requires, in part, that an investment company disclose in its Registration Statement on Form N-1A whether it reserves the freedom to concentrate its investments in a particular “industry or group of industries”, the Act does not, in fact, define the phrase “industry or group of industries”, and nor has the Commission formally done so.  We further note that former Guide 19 to Form N-1A stated that “[a] registrant may…select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different”.1  While former Guide 19 does not apply to registration statements currently filed by investment companies with the Commission on Form N-1A, the Commission has nonetheless continued to cite this portion of former Guide 19 approvingly with respect to a registrant’s industry concentration.2

The Trust employs a reasonable definition of industry and group of industries for purposes of identifying the industries in which each of the Funds invests and the Trust does not believe that it is reasonable to equate the more narrow concept of “industry or group of industries” as contemplated by Section 8(b)(1) with the much broader concept of industry “sector” (which generally encompasses multiple industries in its composition).  Accordingly, the Trust is of the view that each of the subject Funds is in full compliance with their fundamental investment policy when investing in certain separate industries, even though, when aggregated, these separate and discrete industries may be deemed to comprise a single, broadly construed industry “sector”.

Because none of the subject Funds has a stated investment strategy of specifically investing in industry sectors, and because each respective Fund’s holdings may change based upon determinations made by the portfolio managers of the Funds in response to various market events and conditions, the Trust does not believe that it would be appropriate at this time to add additional disclosure about the potential risks related to exposure to industry sectors or to add disclosure that these Funds invest in industry sectors as part of their principal investment strategies.  In the event that a Fund’s portfolio manager ultimately determines to identify certain specific industry sectors as potential subjects for concentrated investment by a Fund, the Trust would, under those circumstances, consider adding additional disclosure with respect to the subject industry sectors, including relevant risk disclosure.

2.  Form N-CSR – Maryland Bond Fund – Non-Diversified Status

Comment:  The disclosure for the Brown Advisory Maryland Bond Fund (the “Maryland Fund”) indicates that the Maryland Fund is classified as a “non-diversified” investment company under the 1940 Act.  However, based upon a review of the Fund’s Schedule of Investments for each of the past three fiscal years, it appears that the Maryland Fund has continuously maintained a diversified, rather than a non-diversified, portfolio of investments, and, accordingly, the Fund has been operating as a de facto diversified investment company.  Pursuant to Section 13(a)(1) of the 1940 Act and Rule 13a-1 thereunder, and in accordance with the guidance set forth in Allied Capital Corporation (pub. avail. Jan. 3, 1989), an investment company that is classified as a non-diversified investment company but that has, in fact, operated as a diversified investment company continuously for at least three years, may no longer remain classified as a non-diversified investment company and can only again operate as a non-diversified investment company subject to shareholder approval as required under Section 13 of the 1940 Act.  Please confirm whether the Maryland Fund has been operating as a non-diversified investment company for the last three years.

[1]	See, Registration Form Used by Open-End Management Investment Companies, SEC Release No. 13436 at Guide 19 (Aug. 12, 1983).

[2]
See, Securities and Exchange Commission Amicus Curiae Brief dated March 25, 2010, In re: Charles Schwab Corp. Securities Litigation, Master File No. C-08-01510-WHA (N.D. Cal.) at 8 and 9; SEC Release No. IC 29776 (Aug. 31, 2011), footnote 167 and accompanying text.

Response:  This will confirm that the Maryland Fund has been operating as a non-diversified investment company since its inception, which includes each of the past three fiscal years of the Fund.  Please note that, for these purposes, the Trust relies upon the Commission’s guidance as set forth in Investment Company Act Release No. 9785, Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities (May 31, 1977).

3.  Form N-CSR – Statements of Assets and Liabilities – Liabilities for Investments Purchased

Comment:  With respect to the Brown Advisory Total Return Fund, the Brown Advisory Strategic Bond Fund and the Brown Advisory Mortgage Securities Fund, please confirm the nature of the investments that are disclosed in the line item “Liabilities – Investments Purchased”, and please add appropriate disclosure to the extent of any risks associated with these investments.

Response:  With respect to each of these Funds, the investments referenced consist of “To Be Announced” mortgage-backed securities (or “TBAs”).  Appropriate additional disclosure will be added to future filings regarding the risks that may be associated with holding these types of investments.

4.  Form N-CSR – Schedule of Investments – Unfunded Commitments

Comment:  The Schedule of Investments for the Brown Advisory Small-Cap Growth Fund reflects that the Fund had unfunded capital commitments at the report date.  Please add additional balance sheet disclosure pursuant to Article 6-04.15 of Regulation S-X regarding commitments and contingent liabilities.

Response: The requested disclosure will be added to future filings.

* * * *

I trust that the foregoing is responsive to each of your comments.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley